Exhibit 2.1

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made and entered into as of January 28, 2005, by and among Accuride Corporation, a Delaware corporation (the “Parent”), Amber Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent, (“Merger Sub”), Transportation Technologies Industries, Inc. (the “Company”), a Delaware corporation, and Andrew Weller, Jay Bloom and Mark Dalton, as the Company Stockholders Representatives.

RECITALS

WHEREAS, Parent, Merger Sub, the Company, the Company Stockholders Representatives and the Signing Stockholders (as defined therein) are parties to an Agreement and Plan of Merger, dated as of December 24, 2004 (the “Agreement”);

WHEREAS, Section 11.9 of the Agreement provides that the Agreement may be amended with the written consent of the parties thereto;

WHEREAS, pursuant to Section 9.1 of the Agreement, each of the Signing Stockholders authorizes a majority of the Company Stockholders Representatives to execute amendments to the Agreement on such Signing Stockholder’s behalf;

WHEREAS, the parties desire to amend the terms of the Agreement as set forth herein; and

WHEREAS, capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the parties hereto hereby agree as follows:

ARTICLE I

AMENDMENT

1.               Amendments.  The terms of the Agreement are amended as follows:

a.               Section 1.1.

i.      The following definitions are hereby deleted from Section 1.1 of the Agreement in their entirety and replaced with the following:

“EBITDA” means, with respect to a period, the sum of the net income, plus income taxes, plus net interest, plus depreciation and amortization of the Company on a consolidated basis for such period, all as determined in accordance with GAAP, applied consistently with the EBITDA Calculation Conventions plus, (x) with respect to EBITDA for the calendar year 2004, the items set forth on Schedule 1.1, and (y) with respect to EBITDA for the first three months of 2005, the EBITDA Add-Backs.

“Maximum Contingent Stock” shall mean 1,933.17 shares of Parent Stock, as adjusted pursuant to Section 2.10(f).

“Series A Exchange Ratio” means the quotient, rounded to fourth decimal place, of (A) 7,008.83, divided by (B) the number of shares of Series A Preferred Stock, or issuable upon exercise or conversion of all options or warrants for, securities convertible into, or other rights to acquire Series A Preferred Stock, outstanding immediately prior to the Effective Time.

“Series A Percentage” means the quotient, rounded to the fourth decimal place, of (A) the quotient of 1,823.14 divided by 1,933.17, divided by (B) the number of shares of Series A Preferred Stock, or issuable upon exercise or conversion of all options or warrants for, securities convertible into, or other rights to acquire Series A Preferred Stock, outstanding immediately prior to the Effective Time.

“Series C Exchange Ratio” means the quotient, rounded to the fourth decimal place, of (A) 422.45, divided by (B) the number of shares of Series C Preferred Stock, or issuable upon exercise or conversion of all options or warrants for, securities convertible into, or other rights to acquire Series C Preferred Stock, outstanding immediately prior to the Effective Time but immediately following the Repurchase.

“Series C Percentage” means the quotient, rounded to the fourth decimal place, of (A) the quotient of 110.03 divided by 1,933.17, divided by (B) the number of shares of Series C Preferred Stock, or issuable upon exercise or conversion of all options or warrants for, securities convertible into, or other rights to acquire Series C Preferred Stock, outstanding immediately prior to the Effective Time but immediately following the Repurchase.

“Series C Repurchase Amount” means $287.84 per share of Series C Preferred Stock.

“Series E Exchange Ratio” means the quotient, rounded to the fourth decimal place, of (A) 6,042.26, divided by (B) the number of shares of Series E Preferred Stock, or issuable upon exercise or conversion of all options or warrants for, securities convertible into, or other rights to acquire Series E Preferred Stock, outstanding immediately prior to the Effective Time, but immediately following the Repurchase.

“Series E Repurchase Amount” means $1,411.64 per share of Series E Preferred Stock.

ii.   The following definitions are hereby added to Section 1.1 of the Agreement:

“Aggregate Percentage” means a percentage, between 0% and 3.0%, determined in accordance with Section 2.10(g).

“EBITDA Add-Backs” means with respect to a period, to the extent EBITDA for such period has been reduced by the following amounts, and without duplication, the sum of (i) all costs and expenses of the Company and the Company Subsidiaries in connection with the Merger and related transactions occurring at the Closing, (ii) all severance costs of the Company and the Company Subsidiaries accrued in respect of individuals who are involuntarily terminated at the direction of Parent during the Performance Period, net of reduced employee compensation, benefits and payroll taxes as a result of such termination for the month in which any such termination occurs, and (iii) the amount of any intercompany transaction by and between the Company or any Company Subsidiary, on the one hand, and Parent or any Parent Subsidiary, on the other hand, to the extent such transaction is not made on an arm’s length basis.

“EBITDA Calculation Conventions” means the accounting principles, policies and procedures of the Company as applied to the Unaudited Company Financial Statements.

“February Percentage” means,

(i) if the Contingent Stock Determination Event occurs prior to March 1, 2005, then the February Percentage is 1.0%; and

(ii) if the Contingent Stock Determination Event has not occurred prior to March 1, 2005, and if EBITDA for the month of February 2005 is:

(A)  equal to or greater than $4,712,000, then the February Percentage equals 1.0%;

(B)  less than $4,712,000 but equal to or greater than $4,412,000, then the February Percentage equals 0.5%; and

(C)  less than $4,412,000, then the February Percentage equals 0%.

“First Threshold Factor” means, after the determination of the Aggregate Percentage in accordance with Section 2.10(g), the amount set forth opposite the applicable Aggregate Percentage underneath the heading “First Threshold Factor” on Exhibit N hereto.

“January Percentage”  means, if EBITDA for the month of January 2005 is:

(i) equal to or greater than $4,519,000, then the January Percentage equals 1.0%;

(ii) less than $4,519,000 but equal to or greater than $4,219,000, then the January Percentage equals 0.5%; and

(iii) less than $4,219,000, then the January Percentage equals 0%.

“March Percentage” means,

(i) if the Contingent Stock Determination Event occurs prior to April 1, 2005, then the March Percentage is 1.0%; and

(ii) if the Contingent Stock Determination Event has not occurred prior to April 1, 2005, and if EBITDA for the month of March 2005 is:

(A) equal to or greater than $6,069,000, then the March Percentage equals 1.0%;

(B) less than $6,069,000 but equal to or greater than $5,769,000, then the March Percentage equals 0.5%; and

(C) less than $5,769,000, then the March Percentage equals 0%.

“Performance Period”  means the period from January 1, 2005 and ending on the earlier of (i) March 31, 2005, and (ii) the last day of the month for the most recent month which has ended prior to the Contingent Stock Determination Event.

“Performance Period EBITDA” means the EBITDA for the Performance Period.

“Performance Period Target EBITDA” means the Target EBITDA for the Performance Period.

“Second Threshold Factor” means, after the determination of the Aggregate Percentage in accordance with Section 2.10(g), the amount set forth opposite the applicable Aggregate Percentage underneath the heading “Second Threshold Factor” on Exhibit N hereto.

“Target EBITDA” means, for the period:

(i) from January 1, 2005 to January 31, 2005, $4,619,000;

(ii) from January 1, 2005 to February 28, 2005, $9,431,000;

(iii) from January 1, 2005 to March 31, 2005, $15,600,000.

“Third Threshold Factor” means, after the determination of the Aggregate Percentage in accordance with Section 2.10(g), the amount set forth opposite the applicable Aggregate Percentage underneath the heading “Third Threshold Factor” on Exhibit N hereto; provided, however, that the Third Threshold Factor shall not be less than 0.4885 in the event of a Contingent Stock Determination Event which is an Initial Public Offering in which (i) the price at which one share of Parent Stock is offered for sale to the public pursuant to the Registration Statement for such Initial Public Offering without giving effect to any underwriting discounts or sales commissions exceeds $10,000 minus the Per Share Distribution Amount (in each case as adjusted for Parent Stock splits, Parent Stock dividends on Parent Stock, combinations of Parent Stock, recapitalizations of Parent Stock and the like with respect to Parent Stock), and (ii) in connection with such Initial Public Offering, the aggregate gross proceeds received by selling stockholders in such Initial Public Offering (excluding Parent) are at least $220,000,000.

iii.  The following definitions are hereby deleted from Section 1.1 of the Agreement in their entirety:

“First Threshold Percentage”

“Second Threshold Percentage”

“Second Trigger Price”

b.              Section 2.10(a).                                   Section 2.10(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

(a)  Amount of Issuable Contingent Stock.  Initially, the Issuable Contingent Stock shall equal zero percent (0%) of the Maximum Contingent Stock.  Upon the earliest to occur of (i) a Change of Control, (ii) the closing of an Initial Public Offering, and (iii) the Fifth Anniversary (such earliest to occur referred to as the “Contingent Stock Determination Event”), if the Parent Stock Value, as determined pursuant to Section 2.10(b) with respect to the Contingent Stock Determination Event is:

(i) An amount per share of Parent Stock less than or equal to $7,908.00 minus the Per Share Distribution Amount (each as adjusted for Parent Stock splits,  Parent Stock dividends on Parent Stock, combinations of Parent Stock, recapitalizations of Parent Stock and the like with respect to the Parent Stock), then the number of shares of Issuable Contingent Stock shall be zero (0);

(ii)  An amount per share of Parent Stock (x) greater than $7,908.00 minus the Per Share Distribution Amount, but (y) less than or equal to the $8,814.00 minus the Per Share Distribution

Amount (in each case as adjusted for Parent Stock splits,  Parent Stock dividends on Parent Stock, combinations of Parent Stock, recapitalizations of Parent Stock and the like with respect to the Parent Stock), then the number of shares of Issuable Contingent Stock shall be the product of the First Threshold Factor multiplied by the Maximum Contingent Stock;

(iii)  An amount per share of Parent Stock (x) greater than $8,814.00 minus the Per Share Distribution Amount, but (y) less than or equal to $9,689.00 minus the Per Share Distribution Amount (in each case as adjusted for Parent Stock splits,  Parent Stock dividends on Parent Stock, combinations of Parent Stock, recapitalizations of Parent Stock and the like with respect to the Parent Stock), then the number of shares of Issuable Contingent Stock shall be the product of the Second Threshold Factor multiplied by the Maximum Contingent Stock; or

(iv)   An amount per share of Parent Stock greater than $9,689.00 minus the Per Share Distribution Amount (in each case as adjusted for Parent Stock splits,  Parent Stock dividends on Parent Stock, combinations of Parent Stock, recapitalizations of Parent Stock and the like with respect to the Parent Stock), then the number of shares of Issuable Contingent Stock shall be the product of the Third Threshold Factor multiplied by the Maximum Contingent Stock.

c.               Section 2.10(f).                                     Section 2.10(f) of the Agreement is hereby deleted in its entirety and replaced with the following:

(f)  Adjustments.  In the event Parent (i) declares a dividend on Parent Stock payable in shares of Parent Stock, (ii) subdivides the outstanding Parent Stock into a larger number of shares of Parent Stock, (iii) combines the outstanding Parent Stock into a smaller number of shares of Parent Stock, or (iv) takes any similar action, the Maximum Contingent Stock shall be appropriately adjusted.

d.              Section 2.10(g).                                  The following is hereby added as Section 2.10(g) of the Agreement:

(g)  Aggregate Percentage.

(i)  Determination of Aggregate Percentage.

(A)  If the Performance Period EBITDA is equal to or greater than the Performance Period Target EBITDA, then the Aggregate Percentage shall equal 3.0%;

(B)  If the Performance Period EBITDA is less than the Performance Period Target EBITDA, then the Aggregate Percentage shall equal to sum of the January Percentage, plus the February Percentage, plus the March Percentage.

(ii)  Determination of EBITDA.  EBITDA for each of the first three calendar months of 2005, including any applicable EBITDA Add-Backs for such month, shall be determined in good faith by Parent.  The Company Stockholders Representatives shall be entitled to designate a representative to participate with Parent in the determination of the EBITDA for such calendar months, including any applicable EBITDA Add-Backs for such month.  Parent shall deliver written notice of its determination of the EBITDA, and any applicable EBITDA Add-Backs, for a month to the Company Stockholders Representatives by the tenth calendar day after the end of such month (or, for the month of January, by the fifteenth calendar day after the end of such month), or as promptly practicable thereafter, which notice shall provide in reasonable detail the basis of its determination.  To the extent the Company Stockholders Representatives disagree with the determination of such amounts or the amount of any DISA Recoverables, the Company Stockholders Representatives shall negotiate in good faith with Parent to resolve their disagreements.  If such disagreements have not been resolved by the fifth day after delivery of the written notice from Parent, then the disagreements shall be resolved by the Chicago office of Deloitte & Touche by the 20th day after delivery of Parent’s written notice of its determination.  Such resolution by Deloitte & Touche shall be final and binding on all the parities.  No issue, or substantially similar issue, which has been resolved by Deloitte & Touche in connection with the determination of EBITDA, including EBITDA Add-Backs, with respect to a month shall be the basis for a disagreement with Parent’s determination of EBITDA, including EBITDA Add-Backs, in any subsequent month.  The fees and expenses of Deloitte & Touche shall be paid by Parent.

(iii)  Determination of DISA Recoverables.  To the extent the Company is permitted, in accordance with GAAP, applied consistently with the EBITDA Calculation Conventions, to recognize as revenues, or offsets to expenses, amounts expected to be recoverable from third parties associated with the Brillion DISA 2 downtime (“DISA Recoverables”), for any month during the Performance Period, Don Mueller shall prepare and deliver a written notice of his determination of the amount of DISA Recoverables, if any, in reasonable detail, to John Murphy no later than the fifth calendar day after the end of the month in which such DISA Recoverables are permitted to be recognized (or, for the month of January, by the tenth calendar day after the end of such month).  John Murphy shall review such written notice and make a final determination regarding the amount of DISA Recoverables, and whether such DISA Recoverables are permitted, in accordance with GAAP applied consistently with the EBITDA Calculation Conventions, to be included in the financial statements for the calendar months which are the basis for the determination of EBITDA; provided, however, that if John Murphy’s determination of the amount of DISA Recoverables differs materially from Don Mueller’s determination, or John Murphy’s determination of whether the DISA Recoverables are permitted to be included in the financial statements for the calendar months which are the basis for the determination of EBITDA differs from Don Mueller’s determination, John Murphy must provide the Company Stockholders Representatives with the basis for his determination.

(iv)  Termination.  If the Aggregate Percentage is determined to be 0%, then under no circumstances shall any Issuable Contingent Stock be issued by Parent, and Parent shall have no further obligations under this Section 2.10.

e.               Section 6.16.                                                 Section 6.16 of the Agreement is hereby deleted in its entirety and replaced with the following:

6.16                                 Repurchase.                              Immediately prior to the Effective Time, the Company shall (i) repurchase (x) the shares of Series E Preferred Stock which are identified on Annex I as owned by those individuals identified on Exhibit J, and (y) 671.6066 shares of Series E Preferred Stock held by TTI Securities Acquisition L.L.C. and 134.3213 shares of Series E Preferred Stock held by Albion/TTI Securities Acquisition L.L.C. (such shares of Series E Preferred Stock described in clauses (x) an (y) hereinafter referred to collectively as the “Series E Repurchased Shares”) at a redemption price equal to the Series E Repurchase Amount as of the Effective Time, (ii) repurchase the shares of Series C Preferred Stock which are identified on Annex I as owned by those individuals identified on Exhibit J (the “Series C Repurchased Shares”) at a redemption price equal to the Series C Repurchase Amount, (iii) repurchase 2,500 shares of Series D Preferred Stock which are held by CIBC Inc. (the “Series D Repurchased Shares”) at a redemption price equal to the Series D Repurchase Amount, and (iv) repurchase the shares of Common Stock which are identified on Annex I as owned by those individuals identified on Exhibit J (the “Repurchased Common Stock”) at a redemption price equal to the Common Stock Repurchase Amount.  The repurchase of the Series C Repurchased Shares, Series D Repurchased Shares, Series E Repurchased Shares and Repurchased Common Stock shall occur at a closing (the “Repurchase Closing”) to be held prior to the Closing.  At the Repurchase Closing, the Company shall deliver to each holder of Series C Repurchased Shares, Series D Repurchase Shares, Series E Repurchased

Shares and Repurchased Common Stock the aggregate Series C Repurchase Amount, Series D Repurchase Amount, Series E Repurchase Amount or Common Stock Repurchase Amount, as applicable, for such holder’s shares, in cash, by same day wire transfer to an account designated by each such holder or, if no such account is designated, to an account designated by the Company Stockholders Representatives.  At the Repurchase Closing, each such holder shall deliver to the Company certificates evidencing the Series C Repurchased Shares, Series D Repurchase Shares, Series E Repurchased Shares and Repurchased Common Stock endorsed in blank or accompanied by duly executed assignment documents, along with a letter of transmittal in form and substance satisfactory to Parent and the Company.  Upon delivery of each such certificate to the Company pursuant to this Section 6.16, and delivery by the Company of the cash contemplated hereby, each such certificate shall forthwith be cancelled.

f.                 Section 7.2(k).                                        Section 7.2(k) of the Agreement is hereby deleted in its entirety and replaced with the following:

(k)                                              Cash Repurchase Amount.  The Cash Repurchase Amount paid, or to be paid, by the Company shall not exceed $2,250,000.

g.              Section 7.2(q).                                          Section 7.2(q) of the Agreement is hereby deleted in its entirety and replaced with the following:

(q)                                 Financial Condition of Company.  Parent shall be reasonably satisfied that (i) the Company’s EBITDA for the twelve calendar months ended December 31, 2004 shall equal or exceed $50.3 million, (ii) that the Company’s Net Working Capital as of December 31, 2004 shall be consistent with the customary operating practices of the Company, and (iii) the aggregate principal amount of indebtedness outstanding under the Company’s first lien revolving credit facility as of December 31, 2004 shall be less than or equal to $16 million.

h.              Exhibits and Schedules.

Exhibit G attached hereto shall replace and be substituted for Exhibit G of the Agreement.

Exhibit H attached hereto shall replace and be substituted for Exhibit H of the Agreement.

Exhibit N attached hereto shall be added as Exhibit N to the Agreement.

Schedule 1.1 attached hereto shall replace and be substituted for Schedule 1.1 of the Agreement.

i.                  Reference to and Effect on the Agreement.            On and after the date hereof, each reference in the Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import shall mean and be a reference to the Agreement as amended hereby.  No reference to this Amendment need be made in any instrument or document at any time referring to the Agreement, a reference to the Agreement in any of such to be deemed to be a reference to the Agreement as amended hereby.

ARTICLE II

MISCELLANEOUS

1.               Representations and Warranties of the Company.  The Company represents and warrants to Parent and Merger Sub that it has all requisite corporate power and authority to enter into this Amendment to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Amendment by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company and its stockholders, and no other corporate action or approval on the part of the Company or its stockholders or approval under the Company Stockholders’ Agreement is necessary to authorize the execution and delivery of this Amendment by the Company, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby.  This Amendment has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto, this Amendment constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally, and (ii) the effect of Laws and general principles of equity, including, Laws and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

2.               Representations and Warranties of Parent.  Each of Parent and Merger Sub has all requisite power and authority to enter into this Amendment, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Amendment by Parent and Merger Sub, the performance by each of Parent and Merger Sub of its obligations hereunder, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, have been duly authorized by the Board of Directors of each of Parent and Merger Sub and Parent as the sole stockholder of Merger Sub and no other corporate action on the part of either Parent or Merger Sub is necessary to authorize the execution and delivery of this Amendment by Parent and Merger Sub, the performance by each of Parent and Merger Sub of its obligations hereunder or the consummation by each of Parent and Merger Sub of the transactions contemplated hereby.  This Amendment has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the other parties hereto, this Amendment constitutes a legally valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (i) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally, and (ii) the effect of Laws and general principles of equity, including, Laws and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

3.               Amendment Limited.  Except as amended hereby, each of the provisions of the Agreement shall remain in full force and effect following the execution of this Amendment, and, except as explicitly provided herein, this Amendment shall not constitute a modification, acceptance or waiver of any other provision of the Agreement.

4.               Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within the State of New York.

5.               Counterparts.  This Amendment may be executed in two or more counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Any faxed signature shall be deemed to be an original.

6.               Entire Agreement.  This Amendment and the Agreement (including the Company Disclosure Schedule, the Parent Disclosure Schedule, the Exhibits and the Schedules thereto), the Ancillary Agreements and the Confidentiality Agreements constitute the entire agreement of the parties hereto with respect to the subject matter hereof, and supersede all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof, except as otherwise expressly provided herein.

[SIGNATURES BEGIN ON FOLLOWING PAGE]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company Stockholders Representatives, on behalf of the Signing Stockholders and in their individual capacity, and the Company have caused this Amendment to the Agreement and Plan of Merger to be executed by their respective officers thereunto duly authorized, as of the date first above written.

ACCURIDE CORPORATION

By:	/s/ Terrence J. Keating
Name: Terrence J. Keating
Title: President and Chief Executive Officer

AMBER ACQUISITION CORP.

By:	/s/Terrence J. Keating
Name: Terrence J. Keating
Title: President and Chief Executive Officer

TRANSPORTATION TECHNOLOGIES INDUSTRIES, INC.

By:	/s/Andrew M. Weller
Name: Andrew M. Weller
Title: President and Chief Executive Officer

COMPANY STOCKHOLDERS REPRESENTATIVES, on behalf of the Signing Stockholders and in their individual capacity

By:	/s/Andrew Weller
Name: Andrew Weller

By:	/s/Jay Bloom
Name: Jay Bloom

By:	/s/Mark Dalton
Name: Mark Dalton